SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

The Peoples BancTrust Company, Inc.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

709796 10 6 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 709796 10 6	Schedule 13G

1.	Name of Reporting Person: S.S or I.R.S. Identification No. of above person: The Peoples Bank and Trust Company 63-01-62160

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 16,552 6. Shared Voting Power 0 7. Sole Dispositive Power 886,058 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 886,058

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (9) 15.92%

12.	Type of Reporting Person*: BK

*SEE INSTRUCTION

Page 2 of 5 Pages

Securities and Exchange Commission

Washington, D.C. 20549

Item 1.	(a)	Name of Issuer: The Peoples BancTrust Company, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

310 Broad Street
Selma, Alabama 36701

Item 2.	(a)	Name of Person Filing: The Peoples Bank and Trust Company

	(b)	Address of Principal Business Office: Same as Item 1(b)

	(c)	Citizenship: Not Applicable

	(d)	Title of Class of Securities: Common Stock, Par Value $.10 Per Share

	(e)	CUSIP Number: 709796 10 6

Item 3.	Check whether the person filing is a:

	(b)	☒ Bank as defined in section 3(a)(6) of the Act.

(a) (c) (d) (e) (g) (h) – Not Applicable.

Item 4.	(a)	Amount beneficially owned: 886,058 shares

	(b)	Percent of Class: 15.92%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote 16,552

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the disposition of 886,058

(iv) shared power to dispose or to direct the disposition of 0

Page 3 of 5 Pages

Item 5.	Ownership of Five Percent or Less of Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Page 4 of 5 Pages

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Peoples Bank and Trust Company,

as Trustee

By:	/s/ GARY M. PIERSON	February 13, 2004
	Gary M. Pierson	Date
Senior Vice President and Trust Officer

Page 5 of 5 Pages